October 14, 2009

Sasha S. Parikh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form DEF14A filed April 30, 2009
File No. 1-33380

Dear Ms. Parikh:

This letter responds to your verbal comment received via a telephone conversation on October 8, 2009 between Berard Tomassetti, you and me. The verbal comment you relayed on behalf of the United States Securities and Exchange Commission (herein referred to the “Commission”) was a follow up to our initial response dated August 4, 2009 to the Commission and related to item 2 on the Commission’s comment letter dated July 23, 2009.

In an effort to confirm an understanding of the verbal comment the following reflects our discussions on October 8, 2009:

Please revise your current disclosure in footnote 8 of the Notes to Consolidated Financial Statements, as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), Results of Operations, Integration, Merger Related Costs and other Charges on page 63 and in MD&A – Critical Accounting Estimates – Allowance for Doubtful Accounts on page 47 to include a discussion, similar to your response, of the following:

1)	That the total amount of $27.9 million increase in the Allowance for Doubtful Accounts is related to the acquired receivables of PharMerica LTC as of July 31, 2007;

2)	The change in estimate in Integration, merger related costs and other charges is unrelated to the accounts receivable and revenue of KPS; and

3)	Provide an explanation as to why the company believes the inclusion of the change in estimate in Integration, merger related costs and other charges, is appropriate.

In response to your comment, fully delineated above, PharMerica Corporation’s Management will provide additional disclosure, as outlined below, in the corporation’s Form 10-K for the year ended December 31, 2009 in the MD&A and Notes to Consolidated Financial Statements:

“The change in accounting estimate of $27.9 million representing an increase in the allowance for doubtful accounts is related to the acquired receivables of PharMerica LTC as of July 31, 2007, and is unrelated to the accounts receivable and revenue of KPS. This amount was charged to integration, merger related costs and other charges as the related revenue had never been recorded in the accounts of either the Corporation or its predecessor entity, KPS.”

Please note that no disclosures will be made in the Company’s Form 10-Q for the quarter ended September 30, 2009, as this matter is not relevant to the periods to be presented.

Should you have any further comments or questions please do not hesitate to contact me at 502-627-7475.

Sincerely,

/s/ Michael J. Culotta
Michael J. Culotta
Executive Vice President and
Chief Financial Officer